Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of an offer to sell any securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever. This announcement does not constitute, and may not be used in connection with, any form of offer or solicitation in any place where such offers or solicitations are not permitted by law.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

US$300,000,000 7.45% SENIOR NOTES DUE 2022 (THE “NOTES”)

(STOCK CODE: 5615)

PARTIAL REPURCHASE OF THE NOTES

Reference is made to the announcements of Bright Scholar Education Holdings Limited (the “Company”) (i) dated July 31, 2019 in relation to the notice of listing of the Company’s Notes on the Hong Kong Stock Exchange and (ii) dated January 7, 2022 in relation to the partial repurchase of the Notes (collectively, the “Announcements”). Unless otherwise defined, capitalized terms used in this announcement shall have the same meaning ascribed to them in the Announcements.

Since January 7, 2022, the Company has repurchased the Notes in an aggregate principal amount of US$22,500,000 (the “Repurchased Notes”), representing 7.5% of the initial principal amount of the Notes. As at the date of this announcement, the Company has repurchased the Notes in an aggregate principal amount of US$52,500,000, representing 17.5% of the initial principal amount of the Notes.

The Repurchased Notes will be cancelled in accordance with the terms of the Notes and the indenture governing the Notes. After the cancellation of the Repurchased Notes, the outstanding principal amount of the Notes is US$247,500,000, representing 82.5% of the initial principal amount of the Notes.

The Company will monitor market conditions and its financial structure and may further repurchase its Notes as and when appropriate.

Pursuant to Rule 37.48(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company will make a further announcement for every subsequent 5% interval of the initial aggregate principal amount of the Notes that have been redeemed or cancelled in accordance with the terms and conditions of the Notes.

The Company may or may not purchase further Notes in the future. Holders of the Notes and potential investors should note that any purchase of the Notes from time to time by the Company will be at the sole and absolute discretion of the Company’s board of directors. There is no assurance of the timing, amount or price of any purchase of the Notes or whether the Company will make any further purchase at all. Holders of the Notes and potential investors should therefore exercise caution when dealing in any Notes.

By order of the Board
Bright Scholar Education Holdings Limited
Yang Huiyan
Chairman

Foshan, China, March 9, 2022

As at the date of this announcement, the board of directors of the Company comprises Ms. YANG Huiyan, Mr. HE Junli, Ms. ZHOU Shuting, Mr. SCHLOSS Peter Andrew, Mr. ZHAO Jun and Mr. PACKARD Ronald J.